UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.             )
LASERSCOPE
(Name of Subject Company (Issuer))
Kermit Merger Corp.
an indirect subsidiary of
American Medical Systems Holdings, Inc.
(Names of Filing Persons (Offerors))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
518081104
(CUSIP Number of Class of Securities)
Carmen L. Diersen
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With Copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$716,915,280	$76,710

(1)	The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock at a purchase price of $31.00 per share, and payment for all in-the-money options at the expiration of the Offer at $31.00 per share, net of the applicable option exercise price. As of June 2, 2006, there were 22,396,973 shares of common stock outstanding and options to purchase 1,359,990 shares of common stock with exercise prices less than $31.00 per share outstanding.

(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory No. 5 for fiscal year 2005 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.000107% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
          ☑ third party tender offer subject to Rule 14d-l
          ☐ issuer tender offer subject to Rule 13e-4
          ☐ going-private transaction subject to Rule 13e-3
          ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the third-party tender offer by Kermit Merger Corp., a California corporation (“Purchaser”) and an indirect subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), to purchase all of the issued and outstanding shares of common stock of Laserscope, a California corporation (“Laserscope”), no par value (the “Shares”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, each as amended or supplemented from time to time, collectively constitute the “Offer”).
Items 1 through 9 and Item 11.
      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.
      Not Applicable.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated June 14, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)	Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(b)(1)	Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)	Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(2)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)	Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)	Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(d)(4)(ii)	Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)	None

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERMIT MERGER CORP.

By:	/s/ Carmen L. Diersen

Name: Carmen L. Diersen
Title: Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/s/ Carmen L. Diersen

Name: Carmen L. Diersen
Title: Executive Vice President and Chief Financial Officer
Dated: June 14, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated June 14, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)	Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(b)(1)	Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)	Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(2)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)	Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)	Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(d)(4)(ii)	Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)	None.